

July 17, 2023

Alejandro Ortiz
General Counsel
Mexican Economic Development, Inc.
General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410, México

   Re: Mexican Economic Development, Inc.
     Form 20-F for the Fiscal Year Ended December 31, 2022
     Filed April 24, 2023
     File No. 001-35934

Dear Alejandro Ortiz:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Financial Statements
Note 3.18 Intangible Assets, page F-33

1. We note your accounting policy and disclosures regarding your treatment of TCCC bottling agreement intangible assets as indefinite lived intangible assets even though they have a stated term of 10 years and contain a 10 year renewal right. We also note your policy may be inconsistent with other entities with similar assets. Please refer to paragraph 94 of IAS 38 and more fully explain to us why you believe your accounting policy is appropriate and consistent with IFRS, given the stated term of the agreements. In addition, please explain to us the process and expected costs of renewing the agreements at the end of their 10 year term and how you concluded renewals are essentially perpetual in nature.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing